Exhibit 1


PRICE (MAY 2, 2003):
Pref SDIA4 = R$ 1.28                         Sao Paulo, May 5, 2003 - SADIA
ADR SDA  = US$ 13                            S.A. (BOVESPA: SDIA4; NYSE: SDA),
NUMBER OF SHARES:                            the domestic leader in the
683 million                                  processed food, poultry and pork
MARKET CAPITALIZATION:                       segments, today announced the
R$ 874.2 million                             results for the 1st quarter of
US$ 299.8 million                            2003 (1Q03). The company's
CONTACTS:                                    operating and financial
SADIA S.A.                                   information, except when otherwise
LUIZ MURAT                                   indicated, is presented in
Chief Financial Officer                      Brazilian Reais and is based upon
and Investor Relations                       consolidated figures, in
Director                                     conformance with the Brazilian
Tel: (5511) 3649-3552                        Corporate Law. All comparisons in
Fax: (5511) 3649-1785                        this release are to the 1st
grm@sadia.com.br                             quarter of 2002, except specified
www.sadia.com                                otherwise.

CARLOS LAZAR IR Consultant Tel.: (5511) 3649-3465 CARLOS.LAZAR@THOMSONIR.COM.BR


"In 2003, Sadia had the best first quarter in its history: net income more than doubled," stated Walter Fontana Filho, Sadia's CEO. "The company registered an increase in revenues of more than 40%, the combined effect of an increase in sales on both the domestic and export markets, a favorable exchange rate for exporters and price recovery. Exports grew 21%, reflecting the consolidation of our presence in Europe. In Brazil, efforts for recovering profitability produced important results. Sales volume of processed products expanded by 15%. With this increase, the share of this line of products in total domestic sales went from 69% to 78%. The gross margin continued to be pressured by the cost of grains and packaging without a corresponding transfer of these costs to prices. Initiatives to increase efficiency over the past years substantially reduced administrative expenses. Our financial policy also was noteworthy. Sadia, which made a major effort to reduce its dollar denominated debt upon the first signs of the Brazilian Real devaluation at the end of 2001, took advantage of the still high exchange rate and closed deals for exchange contract advances and non-cash financial operations on the futures market. EBIT rose by 60%. The net debt/net revenue ratio also improved: it dropped from 24% to 20%. It is our expectation that there will be a recovery in margins during the second quarter, with the cost of grains falling as of the new harvest to be reflected by an appreciation of the Real against the U.S. dollar. Furthermore, the prospect of decreasing inflation associated with an increase in the minimum wage leads us to believe that the process of corrosion in consumer income will be alleviated."

HIGHLIGHTS - R$ THOUSAND
                                         1Q02          1Q03         CHG.%

GROSS OPERATING REVENUE                  981,328     1,378,729       40.5%
 Domestic Market                         608,287       729,692       20.0%
 Export Market                           373,041       649,037       74.0%
NET OPERATING REVENUE                    876,550     1,253,756       43.0%
GROSS PROFIT                             243,689       334,598       37.3%
   Gross Margin                            27.8%         26.7%
EBIT                                      52,426        83,854       59.9%
NET INCOME                                27,936        85,850      207.3%
EBITDA                                    82,536       116,254       40.9%
   EBITDA Margin                            9.4%          9.3%
EXPORTS / NET OPERATING REVENUE            38.0%         47.1%
NET DEBT / NET REVENUE                     23.8%         20.3%

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OPERATING REVENUE

Four factors contributed to the 40.5% expansion in revenues in 1Q03:
o    The increase in volumes, notably exports;
o    An exchange rate favorable to exporters;
o The increase in the sales of processed products on the domestic and overseas markets;
o    The recovery of prices on the domestic market.

The share of exports in the composition of total sales was 47.1%, compared to 38.0% in 1Q02.

On the overseas market, the highlight was the intensification of business with Europe, which has been continuously progressing. On the domestic market, the high point was the increase in sales of processed products, of greater added value, despite price readjustments in order to recover margins.

Sadia launched 12 products in 1Q03. Among them was its line of ice cream by the pot, which consolidates the presence of the company in the frozen dessert segment.

GROSS REVENUE BREAKDOWN
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                1Q02                                 1Q03
          R$ 981.3 million                   R$ 1,378.7 million

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GROSS OPERATING REVENUE - R$ MILLION

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                         Jan-Mar     Jan-Mar      Chg.
                          2002        2003         %

PHYSICAL SALES - TONS

Domestic Market          163,397     169,483      3.7%
  Processed Products     108,130     124,412     15.1%
  Poultry                 34,949      19,788    -43.4%
  Pork                    20,318      25,283     24.4%

Export Market            129,658     156,920     21.0%
  Processed Products       5,811       9,226     58.8%
  Poultry                108,260     119,995     10.8%
  Pork                    15,587      27,699     77.7%

Total                    293,055     325,403     11.4%


                         Jan-Mar     Jan-Mar      Chg.
                          2002        2003         %

SALES VALUE - R$ THOUSAND

Domestic Market          608,287     729,692     20.0%
  Processed Products     420,841     566,387     34.6%
  Poultry                 79,689      64,085    -19.6%
  Pork                    41,047      51,779     26.1%
  Others                  66,710      47,441    -28.9%

Export Market            373,041     649,037     74.0%
  Processed Products      34,960      91,039    160.4%
  Poultry                272,380     440,293     61.6%
  Pork                    51,509     113,427    120.2%
  Others                  14,192       4,278    -69.9%

Total                    981,328   1,378,729     40.5%

DOMESTIC MARKET

The 3.7% growth in domestic sales was the result of the vigorous expansion in sales of processed and pork products and the winning over of new customers. The reduction in poultry sales was the result of redirecting this product to the export market. The share of processed products went from 69.2% in 1Q02 to 77.6% in 1Q03.

During 1Q03, the company improved its customer service levels and once again ran advertising campaigns for traditional products such as ham and sausages.

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The company made gains in the institutional market, mainly in the hotel segment.
Regionally, highlights were the North, the Northeast and the Sao Paulo countryside. Sadia created specific delivery routes to service hotels and restaurants during the vacation period.

GROSS OPERATING REVENUE - DOMESTIC MARKET


             1Q02                            1Q03
       R$ 608.3 million                R$ 729.7 million
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AVERAGE PRICE - R$ - DOMESTIC MARKET

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The increase in average domestic market prices nevertheless did not compensate the strong cost impact absorbed by the company, notably grains and packaging. Compared with 1Q02, the price of corn rose 57%, soybeans 86%, plastic resins 167%, cardboard 77%, and kraft paper 68%.

OVERSEAS MARKET

Sadia set a new export record in 1Q03. All of its product lines experienced growth, especially pork and processed products. The share of processed products rose from 9.4% in 1Q02 to 14.0% in 1Q03.

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GROSS OPERATING REVENUE - EXPORT MARKET


             1Q02                            1Q03
       R$ 373.0 million                R$ 649.0 million
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The trend of a decline in international prices recorded in 2002 has been reversed. Average price for poultry rose 45.6%, 23.9% for pork and 64.0% for processed products

Taking into account the 46.7% accumulated currency exchange variation during the 12-month period, the price of poultry in dollars returned to the levels of 1Q02, while those of pork -- despite still lagging behind -- have been slowly recovering.

AVERAGE PRICE - R$ - EXPORT MARKET


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EXPORTS BY REGION - REVENUE

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             1Q02                            1Q03
       R$ 373.0 million                R$ 649.0 million
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Europe continued to be the principle destination for exports, despite tariff and health control barriers raised by members of the EU. Sadia kept up its efforts to open up new markets during 1Q03, with particularly important results in the Pacific region.

A ban by the Russian government imposed on pork cuts from the Brazilian state of Santa Catarina, motivated by health control issues, had no impact on Sadia's shipments, which continued to be exported normally thanks to the company's facilities in the states of Minas Gerais, Rio Grande do Sul and Parana. The decision of the Russian government to establish a quota system for poultry and pork will only be better understood during the second quarter of 2003.

OPERATING RESULTS

Earnings before interests and gains from investments in subsidiaries (EBIT) totaled R$ 83.9 million in 1Q03, compared to R$ 52.4 million in 1Q02. This result mainly reflects an 11.4% increase in sales volumes and the company's operating efficiency.

The ratio of selling expenses over net income declined by 1.3 percentage points despite pressure of expenses stemming from an increase in volumes sold (freight) and of health control requirements in Europe and Saudi Arabia. The EBIT was 6.7%, versus 6.0% in 1Q02.

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     EBITDA                         As a result of the
   R$ million                       combination of the factors
[GRAPHIC OMITTED]                   described above, EBITDA in
                                    1Q03 totaled R$116.3
                                    million, growing 40.9% over 1Q02.

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FINANCIAL RESULT

Net financial income of R$ 49.2 million (net financial expenses of R$ 38.2 million in 1Q02), was evidence of the successful restructuring of the company's financial strategy, which strongly reduced its foreign currency denominated debt, and the decision to carry out futures operations and to advance the sale of exchange contracts.

GAIN FROM INVESTMENTS IN SUBSIDIARIES

A negative equity accounting result of R$ 15.9 million was due to the recognition of the exchange variation on the net equity of overseas subsidiaries.

NET EARNINGS

In 1Q03, Sadia posted net earnings of R$ 85.9 million compared to R$ 27.9 million in 1Q02. This result reflected the combination of good operating performance coupled with application of correct financial policy. It represented return on equity (ROE) of 6.3%, versus 2.4% in 1Q02.

CAPITAL STRUCTURE

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At the end of 1Q03, Sadia's             NET DEBT / NET OPERATING REVENUE*
financial net debt totaled R$                  [GRAPHIC OMITTED]
1,016.1 million (R$ 892.5
million on December 31, 2002),
entirely financed by long-term
funds. The net debt to net
revenues ratio declined from
23.8% in 1Q02 to 20.3% in
1Q03.                                   *ANNUALIZED NET OPERATING REVENUES

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Sadia ended 1Q03 with 39% of its net debt denominated in dollars and 61% in
Reais. Besides long-term funds obtained through the IFC and the BNDES (the Brazilian Development Bank), the company uses rural credit and export foreign exchange contract advances, which offer the lowest market interest rates.

CAPITAL EXPENDITURES

Sadia invested R$ 11.2 million                CAPITAL EXPENDITURES
during 1Q03. Of this amount,                       R$ million
31.5% went to the processed
products area, 42.7% was for                    [GRAPHIC OMITTED]
poultry and 7.7% was for pork
investments. In its 2003
budget, the company earmarked
R$ 132.5 million for capital
expenditures, an amount 11.0%
higher than 2002.

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CAPITAL MARKETS AND GENERAL INFORMATION

Sadia's preferred shares devalued by 15.4% in 1Q03, while the Sao Paulo Stock Exchange index remained practically stable, with a variation of only 0.04%. During this period, there were 4,285 trades involving 71.1 million of the company's preferred shares. The average daily volume traded during 1Q03 was R$ 1,402,000 compared to R$ 1,432,000 in 1Q02.

Sadia's shares were traded in 100% of the Bovespa trading sessions during 1Q03, representing 69.8% of the financial volume of all trades involving the Brazilian food sector.

FINANCIAL VOLUME TRADED- JAN-MAR2003
        FOOD SECTOR  - BOVESPA

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The company's capital stock is represented by 683 million shares: 257 million common shares and 426 million preferred shares.

                             SADIA PN VS. IBOVESPA
                              Base 100 = 12/30/02

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During the first quarter of 2003, Sadia's Level II ADRs on the New York Stock
Exchange (NYSE) declined 9.0% in value against a 7.2% downturn of the Dow Jones Index. During the period, a total amount of 77,400 ADRs were traded on the NYSE for a total financial volume of US$ 806,700.

                               SDA VS. DOW JONES
                              Base 100 = 12/30/02

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The statements contained in this release relating to the outlook for the
Company's business, projection of operating and financial results and with respect to its growth potential, constitute mere forecasts and were based on management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, the general economic performance of Brazil, of the industry and the international markets - being therefore subject to change.

                                     # # # #

SADIA S.A. is the domestic market leader in the production and sales of frozen and refrigerated products, chicken, turkey and pork. It is Brazil's largest poultry exporter and holds the largest refrigerated and frozen product distribution network in the country. The company employees 32,000, maintains 12 industrial plants and distribution and sales centers in Brazil. Overseas, it has distribution centers located in Uruguay and Chile and sales representative offices in England, Italy, Japan, China, Argentina and the United Arab Emirates. Sadia's products are distributed to the domestic market through 330,000 points of sale while the Company also exports to over 65 countries. In 2002, Sadia reported gross operating revenues of R$ 4,689.3 million, of which R$ 1,959.9 million came from exports.

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                                     ANNEX I


INCOME STATEMENT - CONSOLIDATED7
                                                                                                                      (R$ thousand)

                                                  JAN-MAR 2002                         JAN-MAR 2003                      H.A.
SADIA                                                R$             %                  R$                 %                     %
------------------------------------------------------------------------------------------------------------------------------------
GROSS OPERATING REVENUE                      981,328         112.0%           1,378,729            110.0%               40.5%
  Domestic Market                            608,287          69.4%             729,692             58.2%               20.0%
  Export Market                              373,041          42.6%             649,037             51.8%               74.0%
(-) Sales Tax and Services Rendered         (104,778)        -12.0%            (124,973)           -10.0%               19.3%

NET OPERATING REVENUE                        876,550         100.0%           1,253,756            100.0%               43.0%
  Cost of Goods Sold and Services Rendered  (632,861)        -72.2%            (919,158)           -73.3%               45.2%

GROSS PROFIT                                 243,689          27.8%             334,598             26.7%               37.3%
  Selling Expenses                          (174,851)        -19.9%            (233,816)           -18.6%               33.7%
  Management Compensation                     (2,088)         -0.2%              (2,073)            -0.2%               -0.7%
  Administrative Expenses                    (10,242)         -1.2%             (10,266)            -0.8%                0.2%
  Others Operating Results                    (4,082)         -0.5%              (4,589)            -0.4%               12.4%

EARNINGS BEFORE INTEREST AND TAXES            52,426           6.0%              83,854              6.7%               59.9%
  Financial Result, Net                      (38,182)         -4.4%              49,188              3.9%              228.8%
  Gain (loss) from infestments in
    subsidiaries                              15,814           1.8%             (15,899)            -1.3%             -200.5%

OPERATING PROFIT                              30,058           3.4%             117,143              9.3%              289.7%
  Nonoperating Income (expense)                1,921           0.2%               1,409              0.1%              -26.7%

INCOME BEFORE TAXES                           31,979           3.6%             188,552              9.5%              270.7%
  Income Tax and Social Contribution          (4,075)         -0.5%             (33,071)            -2.6%              711.6%

NET INCOME                                    27,904           3.2%              85,481              6.8%              206.3%
  Minority Interest                              (32)          0.0%                (369)             0.0%            1,053.1%

EMPLOYEES' PROFIT SHARING                     27,936           3.2               85,850              6.8%              207.3%

EBITDA                                        82,536           9.4%             116,254              9.3%               40.9%


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                                    ANNEX II

BALANCE SHEET - CONSOLIDATED                                      R$ Thousand

                                              March           December
SADIA                                         2003              2002
--------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS                              2,952,568        2,792,836
  Cash and Cash Equivalents                    75,963          142,983
  TradeAccounts Receivable                    568,570          374,708
  Recoverable Taxes                           147,041          130,586
  Inventories                                 895,366          877,366
  Marketable Securities                     1,169,987        1,169,801
  Other Credits                                95,641           97,392

LONG TERM ASSETS                            1,194,156        1,316,621
  Marketable Securities                       888,786        1,002,352
  Other Credits                               305,370          314,269

PERMANENT                                   1,000,729        1,022,448
  Investments                                  15,356           12,512
  Property, Plant and Equipment               886,774          902,918
  Deferred Charges                             98,599          107,018

TOTAL ASSETS                                5,147,453        5,131,905

LIABILITIES

CURRENT LIABILITIES                         2,433,529        2,553,549
  Loans and Financing                       1,902,793        2,002,504
  Suppliers                                   318,818          272,979
  Advances from Customers                         942              890
  Salaries and Social Charges Payable          58,423           56,962
  Taxes Payable                                43,330           46,645
  Dividends                                        19           55,666
  Operating Liabilities                       109,204          117,903

LONG TERM LIABILITIES                       1,366,448        1,316,339
  Loans and Financing                       1,248,055        1,205,160
  Operating Liabilities                       118,393          111,179

DEFERRED DISCOUNT OF INVESTMENTS                   --               --

MINORITY INTEREST IN SUBSIDIARIES                 -28              363

SHAREHOLDER'S EQUITY                        1,347,504        1,261,654

  Paid - Up Capital                           700,000          700,00
  Income Reserve                              647,504          561,654

TOTAL LIABILITIES AND EQUITY                5,147,453        5,131,905


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